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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934

                                (Amendment No.11)


                             Multi-Color Corporation
                             -----------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                          Title of Class of Securities

                                   625383 10 4
                                   -----------
                                   (CUSIP No.)


                                 March 28, 2002
                                 --------------
                       Date of Event Which Requires Filing

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1)   Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          John C. Court
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)      [_]
          (b)      [X]
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     3)   SEC Use Only
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     4)   Citizenship or Place of Organization        United States
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   Number of Shares         (5)    Sole Voting Power          602,426
                         -------------------------------------------------------
Beneficially Owned by       (6)    Shared Voting Power          5,803
                         -------------------------------------------------------
Each Reporting Person       (7)    Sole Dispositive Power     602,426
                         -------------------------------------------------------
       With                 (8)    Shared Dispositive Power     5,803
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person   608,229

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     11)  Percent of Class Represented by Amount in Row (9)    16.3%

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     12)  Type of Reporting Person (See Instructions)          IN
--------------------------------------------------------------------------------

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Item 1.

(a) Name of Issuer: Multi-Color Corporation
(b) Address of Issuer's Principal Executive Office: 425 Walnut Street, Cincinnati, Ohio 45202

Item 2.
(a) Name of Person Filing: John C. Court
(b) Address of Person Filing: 2145 East Hill Drive, Cincinnati, OH  45208
(c) Citizenship: USA
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 625383 10 4

Item 3. Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 608,229 shares (as adjusted for Multi-Color November 30, 2002 three for two stock split)
(b) Percent of class: 16.3%
(c) Number of shares as to which the person has:
    (i)   sole power to vote or direct the vote:  602,426
    (ii)  shared power to vote or direct the vote: 5,803 (shares held by son)
    (iii) sole power to dispose or direct the disposition: 602,426
    (iv)  shared power to dispose or direct the disposition: 5,803
          (shares held by son).

          John C. Court, Burton D. Morgan, John D. Littlehale, John R. Voelker, Thomas F. Costello and Philip E. Courtier are parties to an agreement ("Agreement") with the Company pursuant to which they must offer their shares for sale to the Company, and if it declines to purchase, to the other signatories at a price based on current market prices, if any of them desires to sell shares not in compliance with Section (e)(1) and (f) of Rule 144 promulgated under the Securities Act of 1933. Mr. Court does not affirm that the Agreement operates to make the signatories thereto a group for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934. The Agreement has previously been filed as an Exhibit to Registration Statement No. 33-15957.

Item 5. Not applicable.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

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Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2002

                                                       /s/ John C. Court
                                                       John C. Court